Jack in the Box Inc. Urges Shareholders to Vote "<u>FOR</u>" All 10 of the Company's Highly Qualified Director Nominees on the WHITE Proxy Card, as Recommended by Leading Proxy Advisory Firm ISS

Reiterates Board's Conviction that Mr. Biglari's Campaign is Driven by Self-Interest and Anger, Rather than Shareholders' Best Interests

Visit www.KeepJackonTrack.com for More Information

SAN DIEGO, Calif. – February 19, 2026 – Jack in the Box Inc. ("Jack in the Box" or the "Company") (NASDAQ: JACK), today mailed a letter to shareholders in connection with its upcoming Annual Meeting of Shareholders scheduled to be held on February 27, 2026 (the "Annual Meeting").

In the letter, the Company highlights that leading independent proxy advisory firm Institutional Shareholder Services has recommended that shareholders vote "**<u>FOR</u>**" all 10 of the Company's director nominees. The Company emphasizes the meaningful progress in executing its "JACK on Track" plan and underscores that the removal of David Goebel, Independent Board Chair, would jeopardize the continued successful execution of the Company's strategy as well as the value of shareholders' investments in Jack in the Box. In addition, the letter highlights that Biglari Capital Corp.'s (collectively with the participants in its solicitation, including Sardar Biglari, the "Biglari Group") "vote no" campaign targeting Mr. Goebel is driven by his personal agenda rather than a genuine effort to create long term value for all Jack in the Box shareholders.

The content of the letter is as follows:

Dear Fellow Shareholders,

The 2026 Annual Meeting of Shareholders (the "Annual Meeting") of Jack in the Box Inc. (the "Company" or "Jack in the Box") is fast approaching, and we are writing to ask you to vote **"<u>FOR</u>" ALL 10** of the Company's highly qualified director nominees and **"<u>FOR</u>"** each of the Company's proposals using the **WHITE** proxy card. Since time is short, we encourage you to submit your proxy electronically TODAY — via the Internet or by telephone.

Leading independent proxy advisory firm Institutional Shareholder Services ("ISS") recognizes the strength and experience of our Board, highlights our responsiveness to shareholder feedback, and affirms our recommendation that shareholders vote **"<u>FOR</u>"** all 10 of the Company's nominees, including David Goebel, Independent Chair of the Jack in the Box Board. In its report issued on February 13, 2026, ISS noted:[1]

- "…the combination of constructive shareholder engagement, appropriate refreshment, and the circumstances and timeline surrounding the planned departure of the board chair, who is the sole target of the dissident in this campaign, suggest that the **<u>change sought by the dissident is not warranted</u>** at this time."

- "Not only does disclosure suggest that the board chair postponed his planned retirement prior to this meeting at the request of the new CEO, but **<u>it is difficult to substantiate the dissident's contention that there is urgency to remove him</u>**."

Jack in the Box is Working to Unlock the Future of the Company through its "JACK on Track" Plan

We believe that we are now building the strong foundation needed to maximize value for shareholders in the years ahead. We are making strong progress in executing our multi-faceted "JACK on Track" plan and tracking well against our stated goals since the plan's implementation, including:

- ✓ Closing the sale of Del Taco to simplify the Company's structure and business model;
- ✓ Focusing on franchisee economics;
- ✓ Preserving capital for growth-oriented investments; and
- ✓ Applying proceeds from targeted real estate sales towards debt reduction.

**The Board has taken decisive actions to position Jack in the Box for future success.
Your vote can keep JACK on Track!**

David Goebel's Continued Service through the 2027 Annual Meeting is in Shareholders' Best Interests

Jack in the Box's business model is unique, and our Board benefits from Board Chair David Goebel's highly specific skillset and expertise. As requested by the Nominating and Governance Committee, full Board, and CEO Lance Tucker, Mr. Goebel agreed to extend his Board service by one year to assist in overseeing the execution of the "JACK on Track" plan.

- ✓ Mr. Goebel is a proven large-scale operator with highly relevant experience from his tenure serving as CEO of Applebee's and through his time building and operating 80 Boston Market locations, in addition to founding and scaling multiple of his own franchise concepts.
- ✓ Mr. Goebel has extensive experience as a franchisor and franchisee, providing insight into franchise incentives, system health drivers, and operator relations in our unique market.
- ✓ Mr. Goebel has spent the past 15+ years as a leadership development advisor working with executives across industries including restaurant, retail, consumer, and hospitality.
- ✓ Mr. Goebel brings a governance lens informed by decades in restaurant leadership roles and public company Board services.
- ✓ Mr. Goebel provides deep institutional knowledge critical to our turnaround strategy, adding stability and long-term context during period of operational and governance transformation.

Removing Mr. Goebel now would disrupt the momentum and efficient execution of "JACK on Track"!

JACK has an Independent, Refreshed Board Committed to Overseeing the Company's Turnaround

Jack in the Box currently benefits from a strong, experienced Board that is dedicated to driving shareholder value:

- Three new independent directors added in the past three years, including Mark King and Alan Smolinisky, who were appointed as part of a cooperation agreement with one of the Company's large shareholders, GreenWood Investors, LLC in November 2025.
- The Board has skills critical to our business and strategy, including in areas such as restaurant operations, consumer brands, and finance.
- Collectively, our directors have led major brand transformations, steered complex operational turnarounds, and delivered long-term growth in competitive environments.

**The Board Believes Biglari Capital is Focused on its Own Agenda,
NOT on Driving Value for All Jack in the Box Shareholders**

The Board believes the "vote no" campaign against Mr. Goebel launched by Biglari Capital Corp. (collectively with the participants in its solicitation, including Sardar Biglari, the "Biglari Group"), is driven by Mr. Biglari's personal goals and not in shareholders' best interests. Mr. Biglari had been historically supportive of the Company's direction and leadership but launched a "vote no" campaign after it became clear the Board would not reconsider its decision that he was unsuited to serve as a Jack in the Box director.

- Mr. Biglari became visibly upset and yelled in a manner inconsistent with productive dialogue when he was informed he was not being considered for a Board seat.
- Mr. Biglari threatened that his proxy fight would "get bloody" and expressed directly to Mr. Goebel that he would come after him.
- Mr. Biglari continued to privately push for a singular Board seat for himself as he withdrew his own nomination, and subsequently, that of his other candidate.

Further, the Board believes Mr. Biglari has hidden his intentions and mischaracterized events to shareholders to suit his own purposes.

- Mr. Biglari maintained a passive public securities position while **accumulating stock, seeking a Board seat for himself, and raising the possibility of engaging in various transactions involving the Company**.
- Contrary to Mr. Biglari's accusations of bad faith; **the facts are that Mr. Biglari has flip-flopped and demonstrated inconsistencies throughout the Company's attempts to engage.**

YOUR VOTE IS IMPORTANT!

Vote "FOR" ALL of Jack in the Box's 10 highly qualified director nominees on the WHITE proxy card TODAY! Since time is short, we encourage you to submit your proxy electronically—via the Internet or by telephone-- by following the easy instructions shown on the WHITE proxy card. If you received this letter by email, you may simply click on the "VOTE NOW" button.

Thank you for your continued support,

The Jack in the Box Board of Directors

If you have any questions or require assistance with voting your shares,
please call the Company's proxy solicitor:

INNISFREE M&A INCORPORATED

**(877) 750-8198 (toll free from the U.S. and Canada) or
+1 (412) 232-3651 (from other countries)**

[1]Permission to use quotations was neither sought nor obtained.

BofA Securities is serving as financial advisor, Sullivan & Cromwell LLP is serving as legal advisor, and Joele Frank, Wilkinson Brimmer Katcher is serving as strategic communications advisor to the Company.

About Jack in the Box Inc.

Jack in the Box Inc. (NASDAQ: JACK), founded and headquartered in San Diego, California, is a restaurant company that operates and franchises Jack in the Box®, one of the nation's largest hamburger chains with approximately 2,135 restaurants across 21 states. For more information, including franchising opportunities, visit www.jackinthebox.com.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the federal securities laws. Forward-looking statements may be identified by words such as "anticipate," "believe," "estimate," "expect," "forecast," "goals," "guidance," "intend," "plan," "project," "may," "will," "would" and similar expressions. These statements are based on management's current expectations, estimates, forecasts and projections about our business and the industry in which we operate. These estimates and assumptions involve known and unknown risks, uncertainties, and other factors that are in some cases beyond our control. Factors that may cause our actual results to differ materially from any forward-looking statements include, but are not limited to: the success of new products, marketing initiatives and restaurant remodels and drive-thru enhancements; the impact of competition, unemployment, trends in consumer spending patterns and commodity costs; the Company's ability to achieve and manage its planned growth, which is affected by the availability of a sufficient number of suitable new restaurant sites, the performance of new restaurants, risks relating to expansion into new markets and successful franchise development; the ability to attract, train and retain top-performing personnel, litigation risks; risks associated with disagreements with franchisees; supply chain disruption; food-safety incidents or negative publicity impacting the reputation of the Company's brand; increased regulatory and legal complexities, risks associated with the amount and terms of the securitized debt issued by certain of our wholly owned subsidiaries; stock market volatility. These and other factors are discussed in the Company's annual report on Form 10-K and its periodic reports on Form 10-Q filed with the Securities and Exchange Commission (the "SEC"), which are available online at http://investors.jackinthebox.com or in hard copy upon request. The Company undertakes no obligation to update or revise any forward-looking statement, whether as the result of new information or otherwise.

Important Additional Information and Where to Find It

The Company has filed a definitive proxy statement (the "Proxy Statement") and a **WHITE** proxy card with the SEC in connection with the solicitation of proxies for the Annual Meeting. SHAREHOLDERS OF THE COMPANY ARE STRONGLY ENCOURAGED TO READ THE PROXY STATEMENT, ACCOMPANYING **WHITE** PROXY CARD, AND ALL OTHER DOCUMENTS FILED WITH, OR FURNISHED TO, THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE ANNUAL MEETING. Shareholders are able to obtain the Proxy Statement, any amendments or supplements to the Proxy Statement, and other documents filed by the Company with the SEC at no charge at the SEC's website at www.sec.gov. Copies are also available at no charge at the Company's website at https://investors.jackinthebox.com/financials/sec-filings/.

Contact

Rachel Webb
858-522-4556
rachel.webb@jackinthebox.com





The 2026 Annual Meeting of Shareholders of Jack in the Box Inc. is coming up on February 27, 2026, and we are writing to ask you to

VOTE "FOR" ALL 10 OF THE COMPANY'S HIGHLY QUALIFIED DIRECTOR NOMINEES AND "FOR" EACH OF THE COMPANY'S PROPOSALS ON THE WHITE PROXY CARD.

February 19, 2026

DEAR FELLOW SHAREHOLDERS,

The 2026 Annual Meeting of Shareholders (the "Annual Meeting") of Jack in the Box Inc. (the "Company" or "Jack in the Box") is fast approaching, and we are writing to ask you to vote **"FOR" ALL 10** of the Company's highly qualified director nominees and **"FOR"** each of the Company's proposals using the **WHITE** proxy card.

Since time is short, we encourage you to submit your proxy electronically TODAY – via the Internet or by telephone.

Leading independent proxy advisory firm Institutional Shareholder Services ("ISS") recognizes the strength and experience of our Board, highlights our responsiveness to shareholder feedback, and affirms our recommendation that shareholders vote "FOR" all 10 of the Company's nominees, including David Goebel, Independent Chair of the Jack in the Box Board. In its report issued on February 13, 2026, ISS noted:[1]

> *...the combination of constructive shareholder engagement, appropriate refreshment, and the circumstances and timeline surrounding the planned departure of the board chair, who is the sole target of the dissident in this campaign, suggest that the change sought by the dissident is not warranted at this time."*

> *Not only does disclosure suggest that the board chair postponed his planned retirement prior to this meeting at the request of the new CEO, but it is difficult to substantiate the dissident's contention that there is urgency to remove him."*



JACK IN THE BOX IS WORKING TO UNLOCK THE FUTURE OF THE COMPANY THROUGH ITS "JACK ON TRACK" PLAN

We believe that we are now building the strong foundation needed to maximize value for shareholders in the years ahead. We are making strong progress in executing our multi–faceted "JACK on Track" plan and tracking well against our stated goals since the plan's implementation, including:

- ⊘ Closing the sale of Del Taco to simplify the Company's structure and business model;
- ⊘ Focusing on franchisee economics;
- ⊘ Preserving capital for growth–oriented investments; and
- ⊘ Applying proceeds from targeted real estate sales towards debt reduction.

The Board has taken decisive actions to position Jack in the Box for future success.

Your Vote Can Keep JACK on Track!



DAVID GOEBEL'S CONTINUED SERVICE THROUGH THE 2027 ANNUAL MEETING IS IN SHAREHOLDERS' BEST INTERESTS

Jack in the Box's business model is unique, and our Board benefits from Board Chair David Goebel's highly specific skillset and expertise. As requested by the Nominating and Governance Committee, full Board, and CEO Lance Tucker, Mr. Goebel agreed to extend his Board service by one year to assist in overseeing the execution of the "JACK on Track" plan.

- ⊘ Mr. Goebel is a proven large–scale operator with highly relevant experience from his tenure serving as CEO of Applebee's and through his time building and operating 80 Boston Market locations, in addition to founding and scaling multiple of his own franchise concepts.

- ⊘ Mr. Goebel has extensive experience as a franchisor and franchisee, providing insight into franchise incentives, system health drivers, and operator relations in our unique market.

- ⊘ Mr. Goebel has spent the past 15+ years as a leadership development advisor working with executives across industries including restaurant, retail, consumer, and hospitality.

- ⊘ Mr. Goebel brings a governance lens informed by decades in restaurant leadership roles and public company Board services.

- ⊘ Mr. Goebel provides deep institutional knowledge critical to our turnaround strategy, adding stability and long–term context during period of operational and governance transformation.

 **Removing Mr. Goebel now would disrupt the momentum and efficient execution of "JACK on Track"!**

JACK HAS AN INDEPENDENT, REFRESHED BOARD COMMITTED TO OVERSEEING THE COMPANY'S TURNAROUND

Jack in the Box currently benefits from a strong, experienced Board that is dedicated to driving shareholder value:

Three new independent directors added in the past three years, including Mark King and Alan Smolinisky, who were appointed as part of a cooperation agreement with one of the Company's large shareholders, GreenWood Investors, LLC in November 2025.

The Board has skills critical to our business and strategy, including in areas such as restaurant operations, consumer brands, and finance.

Collectively, our directors have led major brand transformations, steered complex operational turnarounds, and delivered long-term growth in competitive environments.

THE BOARD BELIEVES BIGLARI CAPITAL IS FOCUSED ON ITS OWN AGENDA, NOT ON DRIVING VALUE FOR ALL JACK IN THE BOX SHAREHOLDERS

The Board believes the "vote no" campaign against Mr. Goebel launched by Biglari Capital Corp. (collectively with the participants in its solicitation, including Sardar Biglari, the "Biglari Group"), is driven by Mr. Biglari's personal goals and not in shareholders' best interests. Mr. Biglari had been historically supportive of the Company's direction and leadership but launched a "vote no" campaign after it became clear the Board would not reconsider its decision that he was unsuited to serve as a Jack in the Box director.

- ⊗ Mr. Biglari became visibly upset and yelled in a manner inconsistent with productive dialogue when he was informed he was not being considered for a Board seat.

- ⊗ Mr. Biglari threatened that his proxy fight would "get bloody" and expressed directly to Mr. Goebel that he would come after him.

- ⊗ Mr. Biglari continued to privately push for a singular Board seat for himself as he withdrew his own nomination, and subsequently, that of his other candidate.

Further, the Board believes Mr. Biglari has hidden his intentions and mischaracterized events to shareholders to suit his own purposes

- ⊗ Mr. Biglari maintained a passive public securities position while **accumulating stock, seeking a Board seat for himself, and raising the possibility of engaging in various transactions involving the Company.**

- ⊗ Contrary to Mr. Biglari's accusations of bad faith; **the facts are that Mr. Biglari has flip-flopped and demonstrated inconsistencies throughout the Company's attempts to engage**.

Thank you for your continued support,
The Jack in the Box Board of Directors

YOUR VOTE IS IMPORTANT.

Vote **"FOR" ALL of Jack in the Box's 10 highly qualified director nominees** on the **WHITE** proxy card TODAY! **Since time is short, we encourage you to submit your proxy electronically — via the Internet or by telephone — by following the easy instructions shown on the WHITE proxy card.** If you received this letter by email, you may simply click on the "VOTE NOW" button.



VOTE "FOR" ALL OF JACK IN THE BOX'S 10 HIGHLY QUALIFIED DIRECTOR NOMINEES ON THE WHITE PROXY CARD TODAY!

If you have any questions or require assistance with voting your shares, please call the Company's proxy solicitor:

Innisfree®

INNISFREE M&A INCORPORATED

(877) 750–8198 (toll free from the U.S. and Canada) or

+1 (412) 232–3651 (from other countries)

1. Permission to use quotations was neither sought nor obtained.

Safe Harbor Statement

This communication contains forward-looking statements within the meaning of the federal securities laws. Forward-looking statements may be identified by words such as "anticipate," "believe," "estimate," "expect," "forecast," "goals," "guidance," "intend," "plan," "project," "may," "will," "would" and similar expressions. These statements are based on management's current expectations, estimates, forecasts and projections about our business and the industry in which we operate. These estimates and assumptions involve known and unknown risks, uncertainties, and other factors that are in some cases beyond our control. Factors that may cause our actual results to differ materially from any forward-looking statements include, but are not limited to: the success of new products, marketing initiatives and restaurant remodels and drive-thru enhancements; the impact of competition, unemployment, trends in consumer spending patterns and commodity costs; the Company's ability to achieve and manage its planned growth, which is affected by the availability of a sufficient number of suitable new restaurant sites, the performance of new restaurants, risks relating to expansion into new markets and successful franchise development; the ability to attract, train and retain top-performing personnel, litigation risks; risks associated with disagreements with franchisees; supply chain disruption; food-safety incidents or negative publicity impacting the reputation of the Company's brand; increased regulatory and legal complexities, risks associated with the amount and terms of the securitized debt issued by certain of our wholly owned subsidiaries; stock market volatility. These and other factors are discussed in the Company's annual report on Form 10-K and its periodic reports on Form 10-Q filed with the Securities and Exchange Commission (the "SEC"), which are available online at http://investors.jackinthebox.com or in hard copy upon request. The Company undertakes no obligation to update or revise any forward-looking statement, whether as the result of new information or otherwise.

Important Additional Information and Where to Find It

The Company has filed a definitive proxy statement (the "Proxy Statement") and a WHITE proxy card with the SEC in connection with the solicitation of proxies for the Annual Meeting. SHAREHOLDERS OF THE COMPANY ARE STRONGLY ENCOURAGED TO READ THE PROXY STATEMENT, ACCOMPANYING WHITE PROXY CARD, AND ALL OTHER DOCUMENTS FILED WITH, OR FURNISHED TO, THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE ANNUAL MEETING. Shareholders are able to obtain the Proxy Statement, any amendments or supplements to the Proxy Statement, and other documents filed by the Company with the SEC at no charge at the SEC's website at www.sec.gov. Copies are also available at no charge at the Company's website at https://investors. jackinthebox.com/financials/sec-filings/.

JACKMGT3